EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1

Item 2	Date of Material Change June 8, 2015

Item 3	News Release The news release dated June 8, 2015 was disseminated through Marketwire and filed on SEDAR.

Item 4
Summary of Material Change

On June 8, 2015, Pretivm announced that it had closed its non-brokered private placement announced on May 20, 2015.  The size of the private placement increased from 685,715 flow-through common shares to 800,000 flow-through common shares at a price of C$8.75 per share for total gross proceeds of approximately C$7 million.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

On June 8, 2015, Pretivm announced that it has closed its non-brokered private placement announced on May 20, 2015.  The size of the private placement increased from 685,715 flow-through common shares of Pretivm (“Flow-Through Shares”) to 800,000 Flow-Through Shares at a price of C$8.75 per share for total gross proceeds of approximately C$7 million (the “Offering”).

The proceeds of the Offering will be used to fund grass-roots exploration with a surface drill program targeting geophysical anomalies east of the Brucejack Project.

The gross proceeds of the Offering will be used during the 2015 exploration program to incur eligible Canadian Exploration Expenses that will qualify as "flow through mining expenditures" as defined in subsection 127(9) of the Income Tax Act (Canada), and "BC flow-through mining expenditures", as defined in the Income Tax Act (British Columbia), (the "Qualifying Expenditures"), which will be renounced to the subscribers with an effective date no later than December 31, 2015. In the event the Company is unable to renounce Qualifying Expenditures effective on or prior to December 31, 2015 to the initial purchasers of Flow-Through Shares in an aggregate amount not less than the gross proceeds raised from the issue of the Flow-Through Shares or such expenditures are reduced by the Canada Revenue Agency, the Company will indemnify each Flow-Through Share subscriber for the additional taxes payable by such subscriber as a result of the Company's failure to renounce the Qualifying Expenditures as agreed.

The Flow-Through Shares are subject to resale restrictions for a period of four months plus one day from their issuance.  The Flow-Through Shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

5.2 Disclosure for Restructuring Transactions Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information Not applicable.

Item 8	Executive Officer Alicia Milne Corporate Secretary Phone: 604-558-1784

Item 9	Date of Report Dated at Vancouver, BC, this 8th day of June, 2015.